DHX MEDIA TO COMMENCE TRADING ON THE NASDAQ

NASDAQ stock symbol: DHXM

HALIFAX, (June 22 2015) - DHX Media Ltd. ("DHX" or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced that its Variable Voting Shares have been approved for listing and trading on the NASDAQ Global Select Market (the “NASDAQ”) commencing at the start of trading on June 23, 2015, under the ticker symbol “DHXM”.

DHX’s Variable Voting Shares and Common Voting Shares will continue to be traded on the Toronto Stock Exchange under the tickers DHX.A and DHX.B, respectively.

“Listing on the NASDAQ represents a significant milestone in the continuing evolution of DHX Media,” said Dana Landry, Chief Executive Officer of DHX Media. “Many of our industry peers are listed on US exchanges and we believe launching on the NASDAQ will provide us with greater access to a wider range of investors, positioning the Company for future growth.”

The NASDAQ Global Select Market is NASDAQ's top-tier trading platform, designed for public companies that meet the highest of quantitative and qualitative listing standards.

http://www.dhxmedia.com/investorrelations/804-dhx-media-pr-and-faq.html

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. With offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing, DHX Media Ltd. is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400
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Disclaimer

This press release contains forward looking statements with respect to DHX including management's expectations regarding the Company's growth, access to investors and investment in the Company’s share capital, and the Company’s business prospects and opportunities. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis, which form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

Investor relations:
Joann Head – Manager, Investor Relations, DHX Media Ltd.
joann.head@dhxmedia.com
+1 416-977-7018

Media relations:
Shaun Smith - Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400
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